Exhibit 99.1

ATA Engaged as Service Provider of Computer-Based National Unified

Certified Public Accountants Exam

Over 1.3 Million CPA Exams Administered in 2011

Beijing, China, July 26, 2012 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced that the Chinese Institute of Certified Public Accountants (“CICPA”) has engaged ATA to be its service provider for the computer-based National Unified Certified Public Accountants (CPA) Exam in 2012.

The CPA exam has been administered for more than 20 years in China. Because of its credibility and high standard, the CPA exam is one of the most highly regarded national exams in China. These exams are offered once a year with two sessions, i.e. the professional and comprehensive sessions. In 2011, over 1.3 million CPA exams were administered, with more than 550,000 test takers registered for the professional session of the paper-based CPA exam and around 7,000 registered for the comprehensive session. The largest volume for a single CPA exam subject was approximately 400,000 tests, administered in over 10,000 test centers throughout China. As a result of the exam’s widespread influence, the CICPA has placed a significant focus on ensuring that the CPA exam is as fair and secure as possible to all test takers.

The national unified CPA exam is a unique method of CPA selection in China. The CPA Examination Committee, which is overseen by the Ministry of Finance of the People’s Republic of China, has full responsibility for the organization of the CPA exam, while the testing office of the CICPA is responsible for the execution of the CPA exam.

The CICPA believes administering the national unified CPA exam using a computer-based platform is a significant step forward for the “CPA Examination Policy Reform Program,” which aims to enhance examination quality and organization.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “ATA’s proprietary, scalable test delivery technologies provide our clients with large-scale testing capabilities that are stable, secure and efficient. We are extremely pleased to be embarking on this relationship with the highly regarded Chinese Institute of Certified Public Accountants. We believe that the body’s engagement with ATA further validates our position as the leader in computer-based testing services in China. With our core competencies in technology, operations, security, and quality service, we look forward to begin administering the ‘2012 National Unified Computer-Based CPA Exam,’ which will be the first computer-based CPA exam and a significant milestone for China’s computer-based testing service industry.”

About ATA Inc.:

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.  As of March 31, 2012, ATA’s test center network comprised 2,462 authorized test centers located throughout China. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 39.1 million billable tests since ATA started operations in 1999.  For more information, please visit ATA’s website at http://www.ata.net.cn/.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA, Inc.	The Equity Group Inc.

Benson Tsang, CFO	Carolyne Yu, Account Executive
+86 10 6518 1122 x5107	212-836-9610
bensontsang@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Vice President
212-836-9606
aprior@equityny.com